盛德律師事務所
SIDLEY AUSTIN BROWN & WOOD

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BRUSSELS
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HONG KONG
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FOUNDED 1866

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WRITER'S DIRECT NUMBER
(852) 2509-7886

WRITER'S E-MAIL ADDRESS
carrie.li@sidley.com


05007353

Our Ref: 22277-00002

April 12, 2005


SEC MAIL
RECEIVED
APR 14 2005
WASH. D.C.

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find a press release and an announcement which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Jieyi Li

PROCESSED
APR 25 2005
THOMSON
FINANCIAL

B dlw 4/20

Partners: Kenneth T. Cote • Balbir Bindra • Constance Choy • Eric Ho • Gloria Lam • Huanting Timothy Li • Gordon Ng
Consultants: Charles W. Allen • Ada Leung • Arun Nigam • Chris C.W. Wong
Registered Foreign Lawyers: G. Matthew Sheridan (New York)* • Effie Vasilopoulos (Australia)* • Ben B. Hur (Korea)§ • Dohyong Kim (New York)§ • Jason T. Kuo (New York)§ • Ming-Yung Lam (PRC)§

* *Partner of Sidley Austin Brown & Wood LLP*
§ *Foreign Legal Consultants*
HK1 306076v1

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b) of
The Securities Exchange Act of 1934

China Oilfield Services Limited

(Translation of registrant's name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong

April 12, 2005

[For immediate release]



COSL
CHINA OILFIELD SERVICES LIMITED
中海油田服務股份有限公司

COSL signs a new integrated well workover services contract to provide its IPM service in SE Sumatra, Indonesia

(10 April, 2005 – Hong Kong) China Oilfield Services Limited ("COSL" or the "Company"; Stock code: 2883), the leading integrated oilfield services provider in the offshore PRC market, is pleased to announce that it has signed a new integrated well workover services contract with Indonesia CNOOC SES LTD through its agent, PT. Sameh Eca in Indonesia. Under this contract, COSL will provide its service for the oilfields in South East Sumatra, Indonesia. The total contract amount is about USD 98.36 million, which is the largest contract for COSL's overseas well services business.

Under the contract, COSL will provide 4 sets of Barge Workover Rig as well as its Integrated Project Management ("IPM") service including Workover, Fishing, Logging, Testing, Tubing-conveyed Perforation (TCP), Slickline, Cementing, Stimulation services which includes: Hydraulic Fracturing, Frac-Pack, Sand Control, Coiled Tubing / Nitrogen Services and Acid Pumping. The contract was obtained through tender. The five-year contract will be effective from 4 May, 2005.

Mr. Yuan Guangyu, CEO and President of the Company, said, "With the signing of the new contract, we have made a significant steps towards our overseas penetration. We will continue to extend our service area in the region and realize the strategy of market diversification. We will continue self-expansion worldwide to become an international oilfield services provider. COSL is a leading integrated oilfield services provider which offers IPM services to our customers. We will further enhance our service quality, in order to provide the best oilfield services to satisfy our customers' needs."

-End-

Background Information about the Company

China Oilfield Services Limited ("COSL") is the leading integrated oilfield services provider in the offshore China market. Its services cover each phase of offshore oil and gas exploration, development and production, including drilling, well services, marine support and transportation and geophysical services. COSL has been listed on the Main Board of the Hong Kong Stock Exchange since November 20, 2002.

COSL owns 13 drilling rigs including 10 jack-ups and 3 semi-submersibles and operates one leased jack-up rig. It offers well services that include logging, drilling fluids, cementing, directional drilling and other well services.

In addition, COSL owns and operates the largest and most diverse fleet of marine support vessels offshore China with over 68 offshore support vessels, and also owns and operates 5 oil tankers. Complementing its other oilfield services, COSL offers geophysical services for offshore oil and natural gas exploration projects, including offshore seismic data collection, marine surveying and data processing. These services are also offered in other regions, including parts of North and South America, the Middle East, offshore Africa and offshore Europe.

For further enquires, please contact:
Mr. Chen Weidong, Company Secretary and SVP
Tel: 86-10-84521686
Email: chenwd@cnooc.com.cn

iPR ASIA LTD
Natalie Tam/Antonia Au/ Katie Tsui/ Sharis Siu
Tel: 2136 6182/ 2136 6176/ 2136 6955/ 3170 6753
Fax: 2136 6068
Email: natalietam@iprasia.com.hk / antoniaau@iprasia.com.hk /
katietsui@irparsia.com.hk / sharissiu@iprasia.com.hk



COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(incorporated in the People's Republic of China as a joint stock limited liability company)

(Stock Code: 2883)

Announcement

China Oilfield Services Limited ("COSL") is pleased to announce that it has signed a new integrated well workover services contract with Indonesia CNOOC SES LTD through its agent, PT. Sameh Eca in Indonesia. Under this contract, COSL will provide its service for the oilfields in South East Sumatra, Indonesia. The total contract amount is about USD 98.36 million, which is the largest contract for COSL's overseas well services business.

Under the contract, COSL will provide 4 sets of Barge Workover Rig as well as its Integrated Project Management ("IPM") service including Workover, Fishing, Logging, Testing, Tubing-conveyed Perforation (TCP), Slickline, Cementing, Stimulation services which includes: Hydraulic Fracturing, Frac-Pack, Sand Control, Coiled Tubing/Nitrogen Services and Acid Pumping. The contract was obtained through tender. The five-year contract will be effective from 4 May, 2005.

By Order of the Board
China Oilfield Services Limited
Chen Weidong
Company Secretary

Beijing, April 11, 2005

As at the date of this announcement, the executive directors of the Company are Mr. Yuan Guangyu and Mr. Wu Mengfei; the non-executive directors are Mr. Fu Chengyu and Mr. Wang Zhongan; and the independent non-executive directors are Mr. Gordon Che Keung Kwong, Mr. Andrew Y. Yan and Mr Simon X. Jiang.

Please also refer to the published version of this announcement in The Standard.